For the period ended (b) December 31, 1998
File number (c) 811-3397

                        SUB-ITEM 77J

            Restatement of Capital Share Account

      Prudential Mortgage Income Fund accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public Accountants' Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to decrease accumulated net realized losses by $1,981,853, and decrease paid in capital in excess of par by $1,981,853 which represents the expiration of a portion of the capital loss carryforward. Net realized gains and net assets were not affected by this change.